UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK #1164771

As at November 5, 2009

NORTHERN DYNASTY MINERALS LTD.
 800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F.... X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Marchand Snyman
Director and Chief Financial Officer

Date: November 5, 2009

Print the name and title of the signing officer under his signature.

  1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.northerndynasty.com

PEBBLE FUND PROVIDES SECOND ROUND OF GRANTS
BRISTOL BAY COMMUNITY GROUPS

November 5, 2009, Vancouver, BC - Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") (TSX: NDM; NYSE Amex: NAK) announces that the Pebble Fund for Sustainable Bristol Bay Fisheries and Communities ("Pebble Fund"), a community investment fund established by the Pebble Limited Partnership ("PLP" or "Pebble Partnership") in 2008, has distributed nearly $600,000 in grants to 18 nonprofit groups, school districts, youth projects, village and tribal council recipients in southwest Alaska this fall.

The second cycle of Pebble Fund grants follows a $1 million contribution made to 33 non-profit recipients in March 2009. It is estimated that grant monies provided through the Pebble Fund have leveraged nearly $10 million in additional funding to support community development projects throughout the Bristol Bay region. "The Pebble Fund presents the Pebble Partnership with an effective means of working with local communities to strategically invest in projects that demonstrably improve socioeconomic opportunities and quality of life in southwest Alaska," said Ron Thiessen, President & CEO of Northern Dynasty. "Northern Dynasty is very pleased with both the quality of community initiatives funded and the decisions taken by the Pebble Fund advisory board in selecting 18 recipients from a worthy field of applicants."

The Pebble Fund is administered by the non-profit Alaska Community Foundation, with grant criteria and successful recipients determined by an independent advisory board of citizens representing communities from throughout the Bristol Bay region. Awards fall into four primary categories: renewable resources/fish; energy; education; and community and economic development.

Some of the projects receiving funding during the fall 2009 cycle of Pebble Fund grants include: the second phase of a Bristol Bay Elders Action Group Community Food Bank project to enhance dry goods storage and distribution of traditional foods; a project to increase access to safe drinking water and improve public health in the City of Nondalton; an economic development project of the Pilot Point Tribal Council to support local fishermen through the purchase of a dock crane for the Dago Creek Dock; among others.

The Pebble Fund was established in February 2008 as a five-year, $5 million commitment to support community-led initiatives that enhance the health of Bristol Bay fisheries and contribute to a sustainable economic future in southwest Alaska. The third cycle of Pebble Fund grants will be awarded next spring.

"The Pebble Partnership made a commitment to help the people of Bristol Bay before we even have a project, and adopted that commitment as a core principal in how we will operate," said Pebble Partnership CEO John Shively. "Through the Pebble Fund we are meeting that commitment and we look forward to the work they will undertake during the next grant cycle in the spring."

Based in Anchorage, Alaska, the Pebble Partnership was established in July 2007 as a 50:50 partnership between a wholly-owned affiliate of Northern Dynasty and a wholly-owned subsidiary of Anglo American plc. To retain its 50% interest, Anglo American is required to continue its staged investment of $1.425 to $1.5 billion to advance the Pebble Project towards permitting and operations.

Northern Dynasty is a mineral development company, based in Vancouver, Canada. Its principal assets are a 50% interest in the Pebble copper-gold-molybdenum deposit in southwest Alaska, 153 square miles of associated resource lands, as well as a partnership funding agreement with Anglo American. Pebble is the most important undeveloped porphyry deposit in the United States, and possesses the grades and size to support a modern, long-life mine.

For further details on Northern Dynasty please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Sole Responsibility
No regulatory authority accepts responsibility for the adequacy or accuracy of this release.
Northern Dynasty is solely and entirely responsible for the contents of this news release. No other party, including any parties which have an interest in the project, are in any way responsible for the contents hereof.

Comments on Forward Looking Information, Estimates and other Cautionary Factors
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.